Filed Pursuant to Rule 424(b)(3)

Registration No. 333-233475

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Share[1]	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee[2]
Common Units of Beneficial Interest (“Shares”)	250,000,000	$18.17	$4,542,500,000.00	$495,586.75

[1]	Based upon the net asset value per Share of the issuer as of May 13, 2021.
[2]	Calculated in accordance with Rule 457(d) and Rule 457(r) of the Securities Act of 1933, as amended.

To date, of the 94,400,000 Shares that were included in Registration No. 333-233475 dated August 27, 2019, as supplemented from time to time (the “Registration Statement”), and the 100,000,000 Shares that were registered in Prospectus Supplement No. 4, filed February 11, 2021, 95,800,000 Shares have been sold pursuant to the Registration Statement. Therefore, as of May 20, 2021, 98,600,000 Shares are unsold and such number, plus the additional 250,000,000 Shares registered hereby, is reflected on the prospectus cover page.

PROSPECTUS SUPPLEMENT NO. 5

(to Prospectus dated August 27, 2020)

DBC Invesco DB Commodity Index Tracking Fund

348,600,000 Common Units of Beneficial Interest

Invesco DB Commodity Index Tracking Fund (the “Fund”) is organized as a Delaware statutory trust. The Fund issues common units of beneficial interest (“Shares”), which represent units of fractional undivided beneficial interest in and ownership of the Fund. Shares may be purchased from the Fund only by certain eligible financial institutions (“Authorized Participants”) and only in one or more blocks of 100,000 Shares (“Creation Units”). The Fund issues Shares in Creation Units on a continuous basis at the applicable net asset value (“NAV”) per Share as of the closing time of the NYSE Arca, Inc. (“NYSE Arca”) or the last to close of the exchanges on which the Fund’s futures contracts are traded, whichever is later, on the creation order date.

The Shares trade on the NYSE Arca under the symbol “DBC.”

Invesco Capital Management LLC serves as the Fund’s managing owner (the “Managing Owner”), commodity pool operator and commodity trading advisor. The Fund trades exchange-traded futures on Light Sweet Crude Oil (WTI), Heating Oil, RBOB Gasoline, Natural Gas, Brent Crude, Gold, Silver, Aluminum, Zinc, Copper Grade A, Corn, Wheat, Soybeans, and Sugar (each an “Index Commodity” and collectively the “Index Commodities”), the commodities comprising the DBIQ Optimum Yield Diversified Commodity Index Excess Return™ (the “Index”). The Fund seeks to track the Index over time. The Fund also earns interest income (“Treasury Income”) from United States Treasury securities (“Treasury Securities”) and dividend income from its holdings in money market mutual funds (affiliated or otherwise) (“Money Market Income”). The Fund also gains exposure to Treasury Securities through an investment in exchange-traded funds (affiliated or otherwise) (“ETFs”) that track indexes that measure the performance of U.S. Treasury Obligations with a maximum remaining maturity of up to twelve months (“T-Bill ETFs”), and the Fund may receive dividends or distributions of capital gains from those investments (“T-Bill ETF Income”). While the Fund’s performance will reflect the appreciation or depreciation of its investments in Treasury Securities, money market mutual funds and T-Bill ETFs, the Fund’s performance, whether positive or negative, will be driven primarily by its strategy of trading futures contracts with the aim of seeking to track the Index.

Except when aggregated in Creation Units, the Shares are not redeemable securities.

INVESTING IN THE SHARES INVOLVES SIGNIFICANT RISKS.

PLEASE REFER TO “RISK FACTORS” BEGINNING ON PAGE 12

•	Futures trading is volatile and even a small movement in market prices could cause large losses.

•	The success of the Fund’s trading program depends upon the skill of the Managing Owner and its trading principals.
•	You could lose all or substantially all of your investment.

•	Investors pay fees in connection with their investment in Shares, including asset-based fees of 0.85% per annum. Additional charges include brokerage fees of approximately 0.03% per annum in the aggregate.

Authorized Participants may offer to the public, from time to time, Shares from any Creation Units they create. Because the Shares will trade at market prices, rather than the NAV of the Fund, Shares may trade at prices greater than NAV (at a premium), at NAV, or less than NAV (at a discount). Authorized Participants will not receive from the Fund, the Managing Owner or any of their affiliates, any fee or other compensation in connection with their sale of Shares to the public.

An Authorized Participant may receive commissions or fees from investors who purchase Shares through their commission or fee-based brokerage accounts. In addition, the Managing Owner pays a distribution services fee to Invesco Distributors, Inc. without reimbursement from the Fund. For more information regarding items of compensation paid to Financial Industry Regulatory Authority, Inc. (“FINRA”) members, please see the “Plan of Distribution” section on page 90.

These securities have not been approved or disapproved by the U.S. Securities and Exchange Commission (“SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The Fund is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended (the “1940 Act”), and is not subject to regulation thereunder.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

The date of this Prospectus Supplement No. 5 is May 20, 2021.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

P-DBC-PRO-1-SUP-5 052021